[RIVERVIEW BANCORP LETTERHEAD]

August 9, 2013

Via Edgar

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-1004

Attn:  Christian Windsor, Special Counsel

Re:                             Riverview Financial Corporation/Union Bancorp, Inc.

Form S-4 Registration Statement No. 333-188193

Dear Mr. Windsor:

Pursuant to Rule 461 of the Commission’s rules, Riverview Financial Corporation and Union Bancorp, Inc. hereby request that the Commission accelerate the effectiveness of the above-referenced Registration Statement so that the Registration Statement would become effective on August 9, 2013, or as soon after your receipt of our filing as practicable.

Riverview and Union understand that: should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kimberly J. Decker, of Barley Snyder, LLP, at (717) 399-1506 with any questions you may have concerning this request.

Sincerely,

/s/ Robert M. Garst	/s/ Mark F. Ketch
Robert M. Garst	Mark F. Ketch

Chief Executive Officer	President and Chief Executive Officer

cc:  Kimberly J. Decker

Kenneth Rollins